Filed Pursuant to Rule 433

Dated May 30, 2012

Registration Statement: No. 333-178525

The Charles Schwab Corporation

17,000,000 DEPOSITARY SHARES,

EACH REPRESENTING A 1/40th INTEREST IN A SHARE OF 6.00% NON-CUMULATIVE PERPETUAL

PREFERRED STOCK, SERIES B

(liquidation preference $1,000 per share (equivalent to $25 per depositary share))

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation

Security Offered:	Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.00% Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”)

Expected Ratings*:	Baa2 (Moody’s) / BBB+ (S&P) / BB+ (Fitch)

Size:	$425,000,000 (17,000,000 depositary shares)

Over-allotment Option:	Up to an additional $63,750,000 (2,550,000 depositary shares)

Liquidation Preference:

$1,000 per share of Series B Preferred Stock (equivalent to $25 per depositary share)

Aggregate liquidation preference of $425,000,000 (or $488,750,000 if the underwriters exercise the over-allotment option in full)

Dividend Rate (Non-Cumulative):	6.00% per annum from the date of initial issuance

Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing September 1, 2012

Day Count:	30/360

Term:	Perpetual

Optional Redemption:	In whole or in part, from time to time, on any dividend payment date on or after September 1, 2017, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated May 29, 2012)

Trade Date:	May 30, 2012

Settlement Date:	June 6, 2012 (T+5)

Public Offering Price:	$25 per depositary share

Underwriting Discounts and Commissions:	$0.3125 per depositary share sold to institutional investors $0.7875 per depositary share sold to retail investors

Estimated Net Proceeds to Issuer, After Deducting Underwriting Discounts and Commissions and Offering Expenses:	$411 million (or $473 million if the underwriters exercise their over-allotment option in full)

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange (“NYSE”) under the symbol “SCHW PrB.” If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

CUSIP/ISIN:	808513 204/ US8085132046

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

CAPITALIZATION—AS ADJUSTED

The following table sets forth the Issuer’s consolidated cash and cash equivalents and capitalization at March 31, 2012, as adjusted for the offering of 17,000,000 depositary shares.

(In millions)	As adjusted for the Offering
Cash and cash equivalents	$7,205
Preferred stock	$805
Total stockholders’ equity	$8,748
Total capitalization	$10,748

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, UBS Securities LLC at 1-877-827-6444, ext. 561-3884 or Wells Fargo Securities, LLC at 1-800-326-5897.

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